EXHIBIT (q)

     Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)(12)(iii)


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                                   EXHIBIT (q)
                              Ameritas Advisor VUL

              DESCRIPTION OF TRANSFER AND REDEMPTION PROCEDURES FOR
           FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES ISSUED BY
                          AMERITAS LIFE INSURANCE CORP.
                      PURSUANT TO RULE 6e-3(T)(b)(12)(iii)

This document sets forth administrative procedures followed by Ameritas Life Insurance Corp. ("Ameritas" or the "Company") in the issuance of its flexible premium variable life insurance policy or (the "Policy" or "Policies"), the transfer of assets held thereunder, and the redemption by Owners of their interests in said Policies.

I. PURCHASE AND ISSUANCE OF POLICIES

A. PREMIUMS AND UNDERWRITING STANDARDS

The Policy is flexible premium variable universal life insurance upon the life of the Insured. The Policy pays death benefit proceeds to the Policy beneficiary upon the Insured's death, or pays a Cash Surrender Value to the Owner if they surrender the Policy. We will only issue the Policy for an initial specified amount of insurance coverage of $100,000 or more.

The Policy provides flexibility regarding the timing and amount of premium payments. However, there is a minimum amount we accept both for initial and subsequent premiums. The minimum initial premium must be sufficient to purchase and cover the Policy charges for the specified amount of insurance coverage and any optional features applied for. The minimum premium is the amount of premium which, if paid monthly in advance, will keep your Policy in force for the first ten Policy years, even if the Cash Surrender Value is zero or less. Additional Premiums must be enough to cover Policy charges. We may accept less under certain circumstances, such as when you authorize periodic withdrawals from an account you may have with a bank or other financial institution in amounts designed to cumulatively pay amounts equal to required minimum amounts. We reserve the right to limit premiums or refund any values so the Policy qualifies as life insurance under the federal Internal Revenue Code.

B. APPLICATION AND INITIAL PREMIUM PROCESSING

Upon receipt of a completed Application, Ameritas will follow certain legally recognized insurance underwriting procedures to evaluate the risk and determine insurability. Standard underwriting may involve medical examinations and may require further information from the proposed Insured before a determination can be made. The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Owners, but recognize that premiums must be based upon factors such as age, health or occupation. If we received a Premium and determine that you do not meet our underwriting criteria, we will return to you an amount equal to the Premium. No interest will be paid. A Policy will not be issued until underwriting procedures have been completed.

C. PREMIUM ALLOCATION

On the Policy, the Owner may allocate the Net Premium to one or more variable investment options and/or a Fixed Account allocation. The Fixed Account provides a fixed interest rate guarantee provided by Ameritas's general account. Ameritas initially invests the portion of the Net Premium allocated to variable investment options in the Money Market sub-account.

Most States give you a limited period of time within which you can cancel your Policy, usually called a "right to examine" or "free look" period. The amount we will refund if you cancel during this period varies,

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but will always be at least the amount required by the State whose law governs your Policy. The specific terms of your State's "right to examine" requirements are on the front page of your Policy.

II. TRANSFERS AMONG INVESTMENT OPTIONS

The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. Therefore, we reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a sub-account portfolio fund advisor, a sub-account portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy Owners would otherwise potentially be adversely affected.

Subject to restrictions during the "right to examine period", you may transfer Account Value from one sub-account to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any sub-account, subject to these rules:

Transfer Rules:
     o A transfer is considered any single request to move assets between one or more investment options.
     o We must receive notice of the transfer by either Written Notice, an authorized telephone transaction, or by Internet when available.
     o The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less than $100 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
     o If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
     o The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
     o The first 15 transfers each Policy Year are free. Thereafter, transfers may result in a $10 charge for each transfer. See the CHARGES section of the Policy prospectus for information about how this charge is applied. This fee is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfer limit.
     o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
          -    may be made only once each Policy Year;
          -    may be delayed up to six months;
          -    is limited during any Policy Year to the greatest of:
               -    25% of the Fixed Account value on the date of the transfer;
               - the amount of any Fixed Account transfer that occurred during the previous 13 months; and
               -    $1,000.

We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.

If the Account Value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, to the Money Market Subaccount.


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III. "REDEMPTION" PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A. CASH SURRENDER

While the Insured is alive, you may terminate the Policy for its Cash Surrender Value. Following a full Surrender, all your rights in the Policy end, and the Policy may not be reinstated.

Cash Surrender Rules
     o We will accept a full Surrender request signed by you on our form of Written Notice by mail or facsimile.
     o Surrenders may be taxable, and a 10% federal tax penalty on gains may apply prior to the Insured's age 59 1/2. See the TAX MATTERS section of the Policy prospectus for more information.
     o We may defer Surrender payments from the Fixed Account for up to six months from the date we receive your request.

There is no Surrender charge under this Policy.

B. PARTIAL WITHDRAWALS

If Death Benefit Option A is in effect, then the current specified amount of insurance coverage will be reduced by the amount of any partial withdrawal plus any fee.

Partial Withdrawal Rules
     o We will accept a partial withdrawal request signed by you on our form of Written Notice by mail or facsimile.
     o The applicable Partial Withdrawal Charge is described in your Policy and the CHARGES section of the Policy prospectus.
     o The minimum partial withdrawal amount is $100; the maximum is the Cash Surrender Value minus the sum of the next three monthly deductions.
     o    A partial withdrawal is irrevocable.
     o For tax purposes, partial withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a modified endowment contract.
     o Partial withdrawals will be deducted from your Policy investment options on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a withdrawal pursuant to your instructions is less than $100, the amounts will be deducted on a pro rata basis.
     o Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount.
     o We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive your request.

Depending upon the circumstances, a partial withdrawal may have tax consequences.

Upon a partial withdrawal from your Policy, we may deduct a Partial Withdrawal Charge that is guaranteed to never be greater than $50; currently this charge is $0. The partial withdrawal charge will be allocated the same as the partial withdrawal itself. Taxes and tax penalties may apply.

C. DEATH BENEFIT CLAIMS

Upon the Insured's death, we will pay to the Policy beneficiary:
          - the death benefit on the Insured's life under the death benefit option in effect; plus
          - any additional life insurance proceeds provided by any optional benefit or rider; minus
          -    any Policy Debt; minus
          - any overdue Monthly Deductions, including the Monthly Deduction for the month of death.

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We will pay the death benefit after we receive satisfactory proof that the
Insured died while the Policy was in force and other proof that we may require in order to investigate the claim. We will pay the death benefit proceeds in a lump-sum payment to the beneficiary. We will include interest from the Insured's date of death to the payment date. The rate of interest will be at least the amount required by law. Full payment of the death benefit proceeds discharges us from any and all claims.

You may choose one of three death benefit options.
Under Option A, the death benefit is the greater of:
(a)  the Specified Amount of insurance coverage; and
(b)  the Account Value multiplied by the corridor factor.
Under Option B, the death benefit is the greater of:
(a)  the Specified Amount of insurance coverage plus the Account Value; and
(b)  the Account Value multiplied by the corridor factor.
Under Option C, the death benefit is the greater of:
(a) the Specified Amount of insurance coverage plus the sum of premiums paid minus the sum of partial withdrawals taken; and
(b) the Account Value multiplied by the corridor factor. With Option C, if the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the Specified Amount.

No Maturity Date
This Policy does not have a maturity date. There are no cost of insurance charges after the Insured reaches Attained Age 121.

D. LAPSE, GRACE PERIOD AND POLICY REINSTATEMENT

Lapse
This Policy will lapse with no value when Policy's Cash Surrender Value is not enough to cover any due but unpaid charges. However, this Policy will remain in force for the period shown in your Policy's schedule page so long as the premium paid, less partial withdrawals and Policy Debt, equals or exceeds the sum of the monthly Minimum No-Lapse Premiums from the Policy Date to the most recent Monthly Date. The minimum no-lapse period and Minimum No-Lapse Premium are shown in the Policy schedule pages. Lapse of the Policy may result in adverse tax consequences.

Grace Period
If the Cash Surrender Value on any Monthly Date is less than the Monthly Deduction for the next Policy month, the Policy Owner will have a 61-day grace period to make a premium payment in order to continue the Policy. The minimum premium to continue the Policy is the amount which will result in the Cash Surrender Value on the date the grace period began being equal to the current Monthly Deduction plus the next two Monthly Deductions. At the start of the grace period we will mail a notice of the minimum premium necessary to keep the Policy in force. We will mail this notice to you at your current address on record with us and to any assignee on record. Insurance coverage continues during the grace period, but the Policy has no value for purposes of Policy loans, Surrenders or transfers. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. If the Insured dies during the grace period, we will deduct Policy debt and Policy charges due but not paid from the death benefit proceeds payable.

Reinstatement
If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within five years of the date of lapse so long as the Insured is Attained Age 85 or less. To reinstate, we must receive:
o    Written application signed by you and the Insured;
     o Evidence of the Insured's insurability satisfactory to us, and the insurability of any Insured covered under an optional benefit rider;
     o    Premium at least equal to (a + b - c) divided by (d) where:

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     (a)  is the sum of all due and unpaid monthly deductions during the grace period;
     (b) is the sum of monthly deductions for three months from the date of reinstatement;
     (c)  is the Account Value at the beginning of the grace period; and
     (d)  is one minus the premium charge.

   o  Repayment or reinstatement of any Policy debt.
The effective date of reinstatement will be the Monthly Date on or next following the date the reinstatement is approved.

The Account Value on the date of reinstatement will equal the Net Premium paid to reinstate the Policy; plus the Account Value at the beginning of the grace period minus the sum of the due and unpaid Monthly Deductions during the grace period.

The Policy cannot be reinstated once it has been fully Surrendered.

E. DISABILITY WAIVERS

The Policy has available certain optional benefits or riders which allow waiver of certain charges and/or payment of benefits when the Insured is totally disabled. The Disability Benefit Rider provides that during periods of the Insured's total disability, as defined in the Rider, we will pay benefits to the Policy Owner by paying some or all of the Policy premiums, and by waiving the Cost of Insurance Charge for this Rider. The Owner chooses the benefit level at the issue of the Rider.

G. POLICY LOANS

A Policy loan will affect Account Value and Cash Surrender Value. It may also affect the death benefit. Surrender or lapse of a Policy while a loan is outstanding could result in significant tax consequences.

Standard Policy Loan. At any time after the Policy is issued, you may borrow no more than the Cash Surrender Value, minus loan interest on Policy Debt including the requested loan to the next Annual Date, minus the next three monthly deductions. A standard Policy loan has a current net annual loan interest rate of 1%: we charge a current interest rate with a 4.0% effective annual yield (guaranteed to not exceed 4.0%), but we also credit an interest rate with an effective annual yield of 3.0% to any amounts in the loan account.

Preferred Rate Policy Loan. After five Policy years, a portion of the Policy Debt may qualify for a preferred loan interest rate. The portion eligible for the preferred loan interest rate is the Account Value, plus the sum of partial withdrawals taken, minus the sum of premiums paid. A preferred rate Policy loan has a current net annual loan interest rate of 0%: we charge a current interest rate with a 3.0% effective annual yield (guaranteed to not exceed 3.5%), but we also credit an interest rate with an effective annual yield of 3.0% to any amounts in the loan account.

Loan Rules
     o    The Policy must be assigned to us as sole security for the loan.
     o We will accept a loan request signed by you on our form of Written Notice by mail or facsimile.
     o We will transfer all loan amounts from the Subaccounts and the Fixed Account to a loan account. The amounts will be transferred on a Pro-Rata basis, unless you instruct us otherwise. If the value of an Investment Option after a transfer pursuant to your instructions is less than $100, the amounts will be transferred on a Pro-Rata basis.
     o Loan interest is due on each Annual Date. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest from only Policy Investment Options you designate; if that is not possible (due to insufficient value in an investment option you elect) or you have not provided such instructions, we will deduct loan interest on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account.
     o If Policy debt exceeds Account Value, you must pay the excess or your Policy will lapse.
     o You may repay Policy Debt in full or in part any time while the Policy is in force. We will deduct the amount of the loan repayment from the loan account and allocate that amount among the Subaccounts and the Fixed Account in the same percentages as Net Premium is allocated on the

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          date of repayment. You must instruct us to treat your payment as a loan repayment; otherwise, we will treat any unspecified payment as premium.
     o The death benefit will be reduced by the amount of any Policy Debt on the date of the Insured's death.
     o If there is a Policy loan, you should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to Account Value.

H. MISSTATEMENT

If the age or sex of the Insured or any person insured by a Policy rider has been misstated on the application, the Policy death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for Policy charges and the cost of such additional benefits at the insured person's correct age or sex.

I. NONPARTICIPATING

         The Policy is nonparticipating. No dividends will be paid under the Policy.


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